Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102

1.             Name and Address of Company

Yamana Gold Inc.

150 York Street, Suite 1102

Toronto, Ontario

M5H 3S5

2.             Date of Material Change

September 24, 2007

3.             News Release

A press release with respect to the material change described herein was issued on September 24, 2007, and subsequently filed on SEDAR.

4.             Summary of Material Change

Yamana Gold Inc. (“Yamana”) and Meridian Gold Inc. (“Meridian”) announced that they have entered into a support agreement (the “Support Agreement”), pursuant to which the board of directors of Meridian have agreed to support Yamana’s offer (the “Offer”), which was announced on July 19, 2007 as varied and extended, for all the outstanding shares of Meridian (the “Meridian Shares”) and Yamana has agreed to increase the cash portion of the consideration offered to Meridian’s shareholders pursuant to the Offer to a total of C$7.00 per Meridian Share held. The share component of the Offer remains unchanged at 2.235 Yamana common shares (the Yamana Shares”) for each Meridian Share tendered and taken up by Yamana.

5.             Full Description of Material Change

Yamana and Meridian announced that they have entered into a Support Agreement pursuant to which the board of directors of Meridian have agreed to support the Offer, which was announced on July 19, 2007 as varied and extended, for all the outstanding Meridian Shares and Yamana has agreed to increase the cash portion of the consideration offered to Meridian’s shareholders pursuant to the Offer to a total of C$7.00 per Meridian Share held. The share component of the Offer remains unchanged at 2.235 Yamana Shares for each Meridian Share tendered and taken up by Yamana.

Meridian’s board of directors have agreed to unanimously recommend that Meridian shareholders accept the Offer. The cash portion of the consideration will be funded from Yamana’s currently available debt facilities.

Yamana has also agreed to extend the offer to 12:00 midnight (Toronto time) on October 12, 2007.

Based on the closing prices of Yamana Shares and Meridian Shares on the Toronto Stock Exchange (“TSX”) on June 27, 2007 (the date of Yamana’s original proposal to Meridian) Yamana’s revised Offer now represents a spot premium of approximately 37.7 percent. The premium is approximately 38 percent based on the then 20-day average closing prices of each company’s shares on the TSX. Based on Yamana’s closing price at the time of the original proposal, the cash component now accounts for about 28 percent of the Offer.

Based on a careful review of the revised terms of the Offer among other factors, the board of directors of Meridian have determined that the revised Offer is fair to Meridian’s shareholders and unanimously recommend that its shareholders accept the Offer. Meridian’s financial advisors, Goldman, Sachs & Co. and BMO Capital Markets, have also each provided opinions to the Meridian board of directors that, subject to the assumptions, limitations and qualifications stated in such opinions, the consideration to be received under the Offer is fair, from a financial point of view, to Meridian’s shareholders.

The mailing of a notice of variation and extension revising the Offer with an amended Meridian directors’ circular occurred on September 28, 2007. Completion of the Offer will be subject to certain conditions including that 50.1 percent of the issued and outstanding Meridian Shares on a fully diluted basis be tendered to the Offer. Yamana has also agreed to appoint three of Meridian’s current directors to Yamana’s board of directors upon completion of the transaction.

Approximately 24.4 million Meridian Shares had been deposited to the Offer as of Wednesday, September 19, 2007, which is the date prior to the date of the last notice of variation and extension and which is the most reliable for information on total Meridian Shares tendered. The terms of Yamana’s agreement with Northern Orion Resources Inc. (“Northern Orion”) remain unchanged and it is Yamana’s intention to close the Plan of Arrangement with Northern Orion as soon as practical after the successful tender of the Meridian Shares.

A copy of the Support Agreement between Yamana and Meridian has been filed on Yamana’s profile on the SEDAR website at www.sedar.com.

FORWARD-LOOKING STATEMENTS: This material change report contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, include possible variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission.  Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.             Omitted information

Not applicable.

8.             Executive Officer

For further information, contact Peter Marrone, Chairman and Chief Executive Officer of Yamana Gold Inc. at (416) 815-0220.

9.             Date of Report

October 3, 2007.

YAMANA GOLD INC.

By:	/s/ Charles Main
Title:	Vice President, Finance and
Chief Financial Officer